November 3, 2005

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Kathleen Collins

Re:	Avici Systems Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and

June 30, 2005

File No. 000-30865

Ladies and Gentlemen:

This letter is being filed on behalf of Avici Systems Inc. (“Avici” or the “Company”) in response to comments contained in the letter dated October 20, 2005 (the “Letter”) from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Paul Brauneis, Chief Financial Officer of the Company. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Prior Comment No. 7 – Form 8-K dated July 21, 2005

Comment:

1.	We note your response to our previous comment No. 7 where you indicate that non-GAAP measures provide information, which may negatively or positively affect the Company’s cash position and liquidity. You further indicate that the purpose is to identify those transactions which may not be indicative of future cash flows. Your arguments to support the use of non-GAAP measures appear to imply that Management uses these non-GAAP measures as a measure of liquidity. Clarify why you have reconciled the non-GAAP measure to net loss and not to operating cash flows. A reconciliation to net loss appears to imply that you are presenting this measure as a performance measure and yet your discussion as to the usefulness of such measures implies otherwise. Also revise your future filings to include an enhanced discussion of why management believes the non-GAAP financial measures provide useful information as indicated in your response.

Response:

The Staff’s comment, with regard to the Company’s previous response to Comment No. 7, which was contained in the Company’s letter dated September 16, 2005, relates to a clarification of the Company’s arguments and discussion contained in the fourth paragraph of the Company’s original response appearing on page 8 of that response letter and highlighted below as follows:

“In support of the Company’s decision to utilize certain non-GAAP measures, the substantive reasons management believes that these financial measures provide useful information to investors are to provide the investor with sufficient information to assess the core operating results and direction of the business including gross shipments in evidence of customer traction and certain transactions, which may negatively or positively affect the Company’s cash position and liquidity. The purpose is to identify those transactions, which although accounted for and reported in accordance with GAAP, may not be indicative of future cash flows. The cash received in the assignment of a claim in bankruptcy, reduced both our cash burn rate and net loss for the period, and is not expected to recur in future periods. The warrant discount, relates to a specific arrangement, which will disappear in a near-term finite period and does not negatively affect the Company’s cash burn rate. The inventory credits relate to the specific utilization of certain inventory, which was part of a charge in 2001 resulting from the significant slowdown in business for the telecommunications industry in general and the Company specifically. The charge was appropriately included in cost of sales in the Company’s GAAP financial statements in 2001, and was excluded in the Company’s presentation of non-GAAP financial measures. Consistent with that presentation, the unanticipated ability to subsequently utilize a portion of that inventory was identified as a favorable factor impacting GAAP results, but not expected to be sustainable.”

In the Staff’s current comment to the above discussion, the Staff seems to interpret the Company’s justification for the use of non-GAAP measures as one solely of providing useful information regarding the Company’s liquidity and future cash flows, as evidenced by the highlighted section of the lead-in sentence to the original response. Although non-GAAP measures may also provide useful information regarding the Company’s liquidity and future cash flow, we believe that the substantive reasons these financial measures provide useful information to investors are to provide investors with sufficient information to assess the core operating results and direction of the business.

In the following sentence, which reads, “The purpose is to identify those transactions, which although accounted for and reported in accordance with GAAP, may not be indicative of future cash flows”, the Company revises its comment to make it clear that “The purpose is to identify those transactions, which although accounted for and reported in accordance with GAAP, may not be indicative of future results of operations, or future cash flows.”

The Company believes that its reasoning for the presentation of non-GAAP measures is primarily to advise the investor of those elements within the statement of operations which are not indicative of its core operating results and secondarily, which may have flow through affects which favorably or negatively impact the Company’s liquidity and cash flow. Accordingly, the Company believes that its reconciliation between GAAP net loss and net loss on a non-GAAP basis does provide useful information to both management and to investors in assessing the Company’s overall financial performance.

As indicated in our previous response letter dated September 16, 2005, the Company will include an enhanced discussion in its future filings of why management believes the non-GAAP financial measures provide useful information. In addition to the enhanced disclosure described in our letter of September 16, 2005, in future filings the Company will further enhance its disclosure in paragraph 2 of Item 2.02 of Form 8-K by amending the following statement by the inclusion of additional disclosure noted in bold as follows:

“Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance, primarily our results of operations, our prospects for the future and, in certain instances, our cash flow and liquidity and management uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business.”

The Company acknowledges that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (978) 964-2167 with any questions concerning this filing.

Very truly yours,

/S/ PAUL F. BRAUNEIS
Paul F. Brauneis Senior Vice President/Finance & Chief Financial Officer Avici Systems Inc.

CC:	Ms. Megan Akst

Mr. T.S. Ramesh

John A. Meltaus, Esq.